Advanced Oxygen Technologies, Inc.
C/O Crossfield, Inc.
PO Box 189
Randolph, VT 05060

April 28, 2011

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Washington DC 20549

RE: **Advanced Oxygen Technologies, Inc. File Number. 0-099512**
        Form 10K for the Fiscal Year Ended June 30, 2010
        Filed September 23, 2010
        Form 10KA For the Fiscal Year Ended June 30, 2010
        Filed March 4, 2011
        Form 10QA for the quarter ending September 30, 2010
        Filed March 4, 2011
        Form 10QA for the quarter ending December 31, 2010
        Filed March 4, 2011

Dear Mr. Gordon:

This will confirm that I have received your letter dated April 12, 2011.

Upon receiving your comment letter to Advanced Oxygen Technologies, Inc. ("Company") dated January 20, 2011 ("Comment Letter"), the Company responded to the Comment Letter, as requested by the Comment Letter, by amending the Company's filings for: the Fiscal Year Ended June 30, 2010 on Form 10KA, the Quarterly Period ending September 30, 2010 on Form 10QA, and the Quarterly Period ending December 30, 2010; all filed on March 4, 2011.

Subsequent to these filings, the Company contacted Mr. William Demarest to request a fax number or other contact information to which these responses could be sent, and the Company was told that the commission wanted the responses in the amendments.

To respond to the Comment Letter directly, please note the following:

Comment 1:   Results of Operations 2010 compared to 2009: Answered and detailed in Form 10KA for the Fiscal Year Ended 2010, Item 7, Filed March 4, 2011

Comment 2:   Principal Accountant Fees and Services: Answered and detailed in Form 10KA for the Fiscal Year Ended 2010, Item 15, Filed March 4, 2011

Comment 3:   Consolidated Balance Sheets: Answered and explained in Form 10KA for the Fiscal Year Ended 2010, Note 1, Filed March 4, 2011

Comment 4:   Consolidated Statements of Stockholders' Equity (Deficiency): Answered and explained in Form 10KA for the Fiscal Year Ended 2010, Note 4, Filed March 4, 2011 (Also noted in quarterly amended filings on form 10QA for quarterly periods ending September 30, 2010, and December 31, 2010, both filed March 4, 2011)

Comment 5: Notes to the Consolidated Financial Statements: Answered and explained in Form 10KA for the Fiscal Year Ended 2010, Note 4, Filed March 4, 2011 (Also noted in quarterly amended filings on form 10QA for quarterly periods ending September 30, 2010, and December 31, 2010)

Comment 6: Corrected in Form 10KA for the Fiscal Year Ended 2010, Note 4, Filed March 4, 2011 (Also corrected in quarterly amended filings on form 10QA for quarterly periods ending September 30, 2010, and December 31, 2010, both filed March 4, 2011).

Please contact me at your earliest convenience if you should have further comments or questions at (212)-727-7085

Sincerely,



Robert E. Wolfe

Chief Executive Officer